LORNA DIANE FISHER
1908 ROSIE
BRENTWOOD, CALIFORNIA 94513
(925) 642-6943

NOVEMBER 05, 2019

American Depositary Share
Evidenced by American Depositary Receipt
for deposited ordinary share of
LORNA DIANE MONTGOMERY/FISHER

Greetings To Whom Theses Presents May Come:

This cover letter is to refer to the Registration Statement on Form F-6 (the *"Registration Statement"*) to be filed with the Securities and Exchange Commission (the *"SEC"*) by the legal entity issuing American Depositary Share ("ADS") as hereinafter for the purpose to registering under the U.S. Securities Act of 1933, as amended (the *"Securities Act"*). Please find enclosed the following documents; The Eligibility Questionnaire, Trade Payment Wizzard$, Federal Reserve Official Authorization List, Resolution Authorizing an Institution to Open and Maintain Accounts and Use Services along with a Fingerprint Card submitted by the Authorize Signatory of the Corporation for this transaction, the Birth Certificate and Marriage licsence to reflect name of Corporation and Authorized Signatory . Amount to be registered is (1) share American Depositary Share (the *"ADS"*) at 1,000,000.00 proposed aggregate price per unit. The proposed offering price is 1,000,000.00 to issue by FISHER LORNA Corporation as the Depositary Bank, Pledged/Endowed to ZCORE INC c/o WELLS FARGO BANK., with bank coordinates as follows; WELLS FARGO., routing# 121042882 and account# 3494886579. LORNA DIANE MONTGOMERY, is a corporation organized under the laws of CALIFORNIA (the *"Company"*), and the Holders and Beneficial Owners from time to time of ADS issued thereunder. This American Depositary Share ("ADS") will represent one (1) ordinary share of the Company (the *"Share"*) with the standing value as indicated on the Registration Statement.

Based upon and subject to the foregoing, the American Depositary Share covered by the Registration Statement, when evidenced by American Depositary Receipts that are duly executed and delivered by the Depositary and issued in accordance wit.

Nothing contained herein or in any document referred to herein is intended by this company to be used, and the addressee hereof cannot use anything contained herein or in any document referred to herein, as "tax advice" (within the meaning given to such term by the U.S. Internal Revenue Service ("IRS") in IRS Circular 230 and any related interpretative advice issued by the IRS in respect of IRS Circular 230 prior to the date hereof, and hereinafter used within such meaning and interpretative advice).

The foregoing is limited to the laws of the State of New York, and is not illustrating as to the effect of the laws of any other jurisdiction(s), and that the ADS or any other associated securities of LORNA DIANE MONTGOMERY Corporation currently are not placed on any American or foreign exchange(s).

I hereby consent to the use of this letter of instruction to the above-mentioned Registration Statement. In giving such consent, we do not admit thereby that I am within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,



/s/Lorna Diane Fisher
Authorized signatory, Principle

THE DEPOSITORY TRUST COMPANY (DTC) ELIGIBILITY QUESTIONNAIRE
DTC IS A SUBSIDIARY OF THE DEPOSITORY TRUST & CLEARING CORPORATION

To make a new issue of securities DTC eligible, the completed questionnaire and a copy of the offering prospectus (preliminary or final) must be submitted to DTC's Underwriting Dept. at least 10 business days prior to the issue's closing date. If complete CUSIP INFORMATION (CUSIP numbers, interest rates, and final maturities) is not included with the questionnaire, please provide to DTC in writing upon pricing of the issue.

ISSUE INFORMATION

Please check one of the following:
☐ ABS ☐ CMO ☒ Corporate

Please indicate whether or not the issue is a "security" as such term is defined in Article 8 of the New York Uniform Commercial Code.
☒ Yes ☐ No

Please indicate whether or not the issuer is a United Kingdom entity.
☒ Yes ☐ No (If yes, a UK rider is required.)

Please check at least one of the following, the issue is:

☒ Registered with the SEC

☒ Eligible for resale under Rule 144A

☐ Eligible for resale under Regulation S of the '33 Act

☐ Issuer relying on Section 3(c)(7) of the '40 Act

☐ Exempt under Rule 3(a)(2) of the '33 Act

☐ Exempt under another exemption(s); indicate exemption(s):

Issuer Name & Issue Description: **LORNA DIANE FISHER**
SOCIAL SECURITY BOND # F80197364 / FRB acct #0080197364

Incorporated in or formed under the laws of: 104-58-265841 CA

Issue Principal/Offering Amount: N A

Share Quantity: N A

Closing Date: 11 / 25 / 2019 (MM/DD/YYYY)

Is this a Book-Entry-Only issue (represented by a global certificate with no certificates available to individual holders.)
☒ Yes ☐ No (If yes, a Letter of Representations is required.)

Does this issue contain a put/tender feature? ☒ Yes ☐ No (If yes, for certificated issues a Tender Letter of Representations is required.)

CONTACT INFORMATION

Lorna Diane Fisher

Lead Underwriter
Lorna Diane Fisher / 925 642-6943

Lead Underwriter Contact / Phone
lornafisher048@gmail.com

E-Mail Address

DTC Participant account number to be credited at the time of closing:

If Lead Underwriter is not a DTC Participant, please provide the contact information for the Clearing DTC Participant.
WELLS FARGO

Clearing DTC Participant
/ 925 755-5474

Clearing DTC Participant Contact Name / Phone

E-Mail Address

CONTACT INFORMATION (Continued)

WELLS FARGO

Transfer Agent
/ 925 755-5474

Transfer Agent Contact / Phone
Lorna Diane Fisher

Paying Agent
Lorna Diane Fisher / 925 642-6943

Paying Agent Contact / Phone
Lorna Diane Fisher

Issuer's Counsel
Lorna Diane Fisher / 925 642-6943

Issuer's Counsel Contact / Phone
Lorna Diane Fisher

Remarketing Agent (provide if applicable to the issue)
Lorna Diane Fisher / 925 642-6943

Remarketing Agent Contact / Phone
Lorna Diane Fisher

Tender Agent (provide if applicable to the issue)
Lorna Diane Fisher / 925 642-6943

Tender Agent Contact / Phone

DELIVERY OF SECURITIES

Will the securities be eligible as a FAST (Fast Automated Securities Transfer) issue? ☒ Yes ☐ No

If no, provide the date the securities will be delivered to DTC:
_____ / _____ / _____ (MM/DD/YYYY)

Note:
Please use the address listed on the CUSIP INFORMATON page to deliver securities to DTC at least one business day before closing. For additional information, please contact DTC's Interface/Underwriting Department at the numbers provided.

SUBMITTED BY: [PLEASE CHECK ONE]

☒ Underwriter
☐ Clearing DTC Participant

By: _____
(Authorized Signature)

Lorna Diane Fisher, Authorized Signatory
(Print Name & Date)

CUSIP INFORMATION

CUSIP NUMBER	CLASS	INTEREST RATE	FINAL MATURITY/ EXPIRATION DATE	PRINCIPAL/OFFERING AMOUNT	TYPE OF ISSUE*	INITIAL OFFERING PRICE (To The Public)
F47862409	G	2%	- - -	0	144A	1,000,000.00

* E = Equity, D = Debt, 144A, AI, Reg S

DTC UNDERWRITING DEPARTMENT PHONE NUMBERS:

ISSUE ELIGIBILITY

UNDERWRITING HOTLINE

1 (866) 724-4402 (within the U.S. & Canada)

1 (212) 855-2210 (for callers outside of the U.S. & Canada)

Option # 2 Eligibility: Sub Option # 1 Municipal; Sub Option # 2 Corporate

Option # 3 Book Entry Only Letters of Representations

Option # 5 Closings

CLOSING DESK 1 (212) 855-3752

PACKAGING INQUIRIES 1 (212) 855-5878 or 3713

FAX 1 (212) 855-8707

DEPARTMENT MANAGERS 1 (212) 855-3727 or 1 (212) 855-1013 or 1 (813) 470-1150

FAX 1 (212) 855-5004 or 3726 or 3728 & 1 (813) 470-1037 or 1038

DTC MAILING ADDRESSES:

UNDERWRITING DEPARTMENT

ATTENTION: UNDERWRITING ELIGIBILITY DEPT.

THE DEPOSITORY TRUST COMPANY

55 WATER STREET – 1SL

NEW YORK, NY 10041-0099

DELIVERY OF SECURITIES TO DTC

(For Underwriting distribution only)

ATTENTION: UNDERWRITING/PACKAGING DEPT.

THE DEPOSITORY TRUST COMPANY

55 WATER STREET – 2SL

NEW YORK, NY 10041-0099

E-MAIL ADDRESSES:

Forward issue information to: uw-corp@dtcc.com



FEDERAL RESERVE FINANCIAL SERVICES

FRBservices.org

Federal Reserve Bank Official Authorization List

This supersedes our previous Official Authorization List? * (If neither is selected, previous list will also remain in effect)	☑ Yes	☐ No
Financial Institution Name* LORNA DIANE FISHER	Routing (ABA) Number* F80197364/0080197364 / 0610-0014-6	
Effective Date* 11-25-2019	Street Address* 1908 ROSIE LANE	
Telephone* (925)642-6943	Street Address	
City* BRENTWOOD	State* California	Zip Code* 94513

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature*	[signature]		Title* MASTER ACCOUNT HOLDER/AUTHORIZED SIGNATORY	
Name*	First* LORNA	Middle Initial D	Last* FISHER	Suffix
Phone* (925)642-6943	Extension		Email Address* LORNAFISHER048@GMAIL.COM	

Notary Public Authentication of Authorizing Officer*

State of ________)	SEE ATTACHed
County of ________)	Notary Public Signature
Subscribed and sworn to before me on ______, 20___	
By ________________. (Authorizing Officer's Printed Name)	(Notary Seal w/expiration date)

- See notary attached

Certifying Official (The section must be completed if Paragraph 2 of your Institution's authorizing Resolutions identifies Authorized Officers by title only. The Certifying Official must be the Secretary or Assistant Secretary of the institution or another officer of similar or higher rank. The official must also have the authority to certify the statements in this document.)

I, Lorna Diane Fisher/Master Account Holder/Auth Signature (Certifying Official's Printed Name and Title) of the above Institution, do hereby certify that Lorna Diane Fisher is a (Authorizing Officer's Printed Name) Master Account Holder/Authorized Signatory of such Institution. (Title of Authorizing Officer)	[signature] Certifying Official Signature

Notary Public Authentication of Certifying Official

State of ________)	
County of ________)	Notary Public Signature
Subscribed and sworn to before me on ______, 20___	
By ________________. (Certifying Official's Printed Name)	(Notary Seal w/expiration date)

Last Updated: 08/12 - See notary attached.

Federal Reserve Bank
Official Authorization List

To the Federal Reserve Banks: Below are the names, titles, and signatures of the individuals authorized to transact business and issue instructions (except for Discount Window, Operating Circular 10, transactions) on behalf of the Institution identified on page one of this document.

Name: First LORNA	Middle Initial D	Last FISHER	Suffix
Phone: (925)642-6943		Extension:	
Title: MASTER ACCOUNT HOLDER/AUTHORIZED SIGNATORY		Email: LORNAFISHER048@GMAIL.COM	
Signature:		Limitations to Authority: (leave blank if none)	



Name: First	Middle Initial	Last	Suffix
Phone:		Extension:	
Title:		Email:	
Signature:		Limitations to Authority: (leave blank if none)	

Name: First	Middle Initial	Last	Suffix
Phone:		Extension:	
Title:		Email:	
Signature:		Limitations to Authority: (leave blank if none)	

The Authorizing Officer on Page 1 of this document is required to sign each page of the Official Authorization List.

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your institution's authorizing Resolutions):

Signature*		Title* MASTER ACCOUNT HOLDER/AUTHORIZED SIGNATORY	
Name* First LORNA	Middle Initial D	Last* FISHER	Suffix



Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy

You may add additional signers by completing this page multiple times and submitting it with your request. Please indicate the total number of pages, Including the first/notary page, appropriately at the top right hand corner of this document.

Last Updated: 08/2012

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA)

COUNTY OF Contra Costa)

Subscribed and sworn to (or affirmed) before me on this 26th (Date) day of November (Month), 2019 (Year)

by Lorna Fisher

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public



PATRISIA REPP
Comm. #2306254
Notary Public
CALIFORNIA
Contra Costa County
My Comm. Exp. Oct 18, 2023

Seal
Place Notary Seal Above

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Federal Reserve Bank Offical Authorization List

Document Date: 11/26/19

Number of Pages: 1 of 2

Signer(s) Other Than Named Above: N/A

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA)

COUNTY OF Contra Costa)

Subscribed and sworn to (or affirmed) before me on this 26th day of November, 2019
Date *Month* *Year*

by Lorna Fisher

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Signature: [signature]
Signature of Notary Public



PATRISIA REPP
#2306254-Mfr. #NNA1
Notary Public
Comm.
CALIFORNIA
Contra Costa County
My Comm. Exp. Oct 18, 2023

Seal
Place Notary Seal Above

---- **OPTIONAL** ----

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Federal Reserve Bank Offical Authorization List

Document Date: 11/26/19

Number of Pages: 1 of 2

Signer(s) Other Than Named Above: N/A

Trade Payment Wizard$(tm)
International Documentary Collection Instructions
Documents Against Payment

International Documentary Collection Against Payment or "D/P."

An International Documentary Collection Against Payment is a formal request for payment made by a bank on behalf of its customer. The bank acts solely as an agent and assumes no responsibility for the requested payment.

Collection Instructions:

1) Complete the Collection Request Wizard form (use upper case only).
2) Print and sign the second page International Documentary Collection along with the bill of exchange (Draft).
3) Send the International Documentary Collection along with the bill of exchange to the address indicated on the top of the second page together with your transport documents.

Date: Nov 25, 2019   Seller Ref: 0080197364

Drawer (Seller): LORNA DIANE FISHER

Address Line 1: DTC 55 WATER STREET NEW YORK NY 10041

Address Line 2: 1908 ROSIE LANE BRENTWOOD CALIFORNIA 94513

Contact Person: LORNA DIANE FISHER

Phone Number: 925-642-6943

Drawee (Buyer) LORNA DIANE FISHER / FRB 0080197364 / 061000146

Address Line 1: 1000 PEACHTREE STREET NE ATLANTA GA 30309

Address Line 2: 1908 ROSIE LANE BRENTWOOD CALIFORNIA 94513

Collecting Bank (Buyer's Bank) WELLS FARGO

Address Line 1: 5859 Lone Tree Way, Antioch California 94531

Address Line 2: N A

Documents for payment include:

Documents	Draft	Invoice	Packing List	Certificate of Origin	Insurance	AWB	B/L	Other	Other	Other
Originals	X	X						X		
Duplicate										

Covering Shipment of: PORTAL

Draft/Invoice# 1010

Currency: USD   Amount (in Figures): 1,000,000.00

Amount (in words): ONE MILLION

Tenor: At (Sight or number of days)   SIGHT

Upon payment please credit our account as follows:

Account Name: ZCORE INC.

Account Number: 3494886579

Bank Name: WELLS FARGO

Bank Address: 5859 Lone Tree Way, Antioch California 94531

Bank ABA/Transit No.: 121042882

Special Instructions:

Processing: Print & Sign the Collection request page two along with Draft,

LORNA DIANE FISHER
1908 Rosie Lane
Brentwood, California 94513
Ph: 925-642-6943 Fax: 925-642-6943

International Documentary Collection
Documents Against Payment

Seller/Drawer:
Name: LORNA DIANE FISHER
Address: DTC 55 WATER STREET NEW YORK NY 10041
1908 ROSIE LANE BRENTWOOD CALIFORNIA 94513

Date: Nov 25, 2019 **Seller Ref:** 0080197364
Contact Person: LORNA DIANE FISHER
Contact Number: 925-642-6943

WE ENCLOSE THE FOLLOWING FOR COLLECTION

Buyer/Drawee/Drawn on:
Name: LORNA DIANE FISHER / FRB 0080197364 / 061000146
Address: 1000 PEACHTREE STREET NE ATLANTA GA 30309
1908 ROSIE LANE BRENTWOOD CALIFORNIA 94513

Collecting Bank (if blank we will designate a Bank for you)
Name: WELLS FARGO
Address: 5859 Lone Tree Way, Antioch California 94531
N A

Draft/Invoice #: 1010
Draft Amount: USD 1,000,000.00
Tenor: ☑ SIGHT

Deliver Documents Against ☑ **Payment** ☐ **Acceptance**

Documents	Draft	Invoice	Packing List	Certificate of Origin	Insurance	AWB	B/L	Other	Other	Other
Originals	X	X						X		
Duplicate										

Covering Shipment of: PORTAL

- ☑ Drawee Bank charges are to be paid by Drawee(s)
- ☑ Your charges are to be paid by ☑ Drawer ☐ Drawee(s)
- ☑ Debit our account ____________ for your charges
- ☐ Waive charges if refused by the Drawee(s) & charge us
- ☐ Do not waive charges
- ☑ Advise Non-Acceptance and/or Non-Payment by SWIFT
- ☑ Advise Payment and/or Acceptance by SWIFT
- ☑ Protest for Non-Payment
- ☐ Do not Protest
- ☐
- ☐
- ☐

Upon payment please credit our account as follows:

Account Name: ZCORE INC.
Account Number: 3494886579
Bank Name: WELLS FARGO
Bank Address: 5859 Lone Tree Way, Antioch California 94531
Bank ABA/Transit No.: 121042882

Special Instructions:

By: [signature]
Drawer/Customer's Authorized Signature

PRINCIPAL / AUTHORIZED SIGNATORY
Name and Title

Nov 25, 2019
Date

LORNA DIANE FISHER **International Bill of Exchange** Date Nov 25, 2019 No. 1010

Place of drawing 1908 ROSIE LANE BRENTWOOD CALIFORNIA 94513 At SIGHT

Pay to the order of ZCORE INC.

Amount ONE MILLION USD 1,000,000.00

Value received and charge to account of LORNA DIANE FISHER / FRB 0080197364 / 061000146

To: LORNA DIANE FISHER / FRB 0080197364 / 061000146
1000 PEACHTREE STREET NE ATLANTA GA 30309
1908 ROSIE LANE BRENTWOOD CALIFORNIA 94513

Drawer LORNA DIANE FISHER
[signature]
Authorized Signature
As Good as Aval

(UNCITRAL Convention – Resolution No. A/RES/43/165/ Issued 9/ Dec/1988) drawn in particular to Articles 1-7, 11, 12, 13, 46(3), 47(1) and 53

Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy

Resolutions Authorizing an Institution
to Open and Maintain Accounts and Use Services

As evidenced by my signature below, I certify that the following are correct and complete copies of the resolutions duly adopted on _____11-25-2019_____ by the board of directors of _____

<u>(date)</u>

LORNA DIANE FISHER_____ ("Institution"), a banking corporation

<u>(official name of banking institution)</u>

duly established and operating under the laws of <u>State of California, United States of America</u>, with its head office located at __1908 Rosie Lane, Brentwood California 94513_____, in accordance with applicable law and the Institution's chartering documents. I also certify that such resolutions have not been modified, remain in effect, and are not in conflict with any provisions of the Institution's certificate of incorporation, by-laws, or chartering and/or licensing statutes or requirements:

1. RESOLVED, that the Institution is authorized to open and/or maintain a Master Account at the Federal Reserve Bank of the District in which the Institution is located, to agree to all of the provisions of the Federal Reserve Banks' Operating Circular No.1, Account Relationships, to obtain services from and incur obligations to any Federal Reserve Bank, and to agree to all of the provisions of the Federal Reserve Banks' operating circulars covering such services.

2. RESOLVED, that the President, the Chief Financial Officer, Cashier, and _____

   <u>**MASTER ACCOUNT HOLDER / AUTHORIZED SIGNATORY**</u>_____

   (exact titles of officials, or if Institution chooses to authorize specific individuals, insert names and titles of such individuals)

   of the Institution, and each of their successors in office, are each hereby authorized and directed to transmit to the Federal Reserve Banks a list of the names, titles and signatures of persons to be recognized as authorized to apply for a Master Account in the Institution's name, execute agreements relating to such account or any Federal Reserve Bank services, issue instructions on the Institution's behalf to any Federal Reserve Bank, and transact business on the Institution's behalf.

3. RESOLVED, that the officials designated in the foregoing resolutions are each hereby authorized to do any and all acts that may be necessary or incidental to any transaction authorized by the relevant resolution, or that may be designed to carry out the purpose of such resolution; and that such resolution and all the powers hereby granted shall continue in full force until written notice of revocation has been received by the Federal Reserve Bank of the District in which the Institution is located and such Federal Reserve Bank has had reasonable time to act on such notice.

4. RESOLVED, that all prior resolutions regarding accounts with Federal Reserve Banks and/or the use of Federal Reserve Bank services (other than resolutions authorizing the Institution to borrow from and pledge collateral to a Federal Reserve Bank and resolutions relating to daylight overdraft capacity and net debit caps) are hereby revoked.



_____
(Signature of certifying official)*

By: Fisher, Lorna Diane, Authorized Signatory_____
(Name and Title)

11-25-2019_____
(Date)

Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy

* The certifying official must be the Secretary or Assistant Secretary of the Institution or another officer of similar or higher rank. The official also must have the authority to certify the statements in this document and may not be a person authorized in Paragraph 2.

OFFICE OF CLERK-RECORDER

COUNTY OF ALAMEDA

OAKLAND, CALIFORNIA

STATE FILE	58-265841	CERTIFICATE OF LIVE BIRTH	LOCAL REGISTRATION DISTRICT AND CERTIFICATE NUMBER	6015 14185
		STATE OF CALIFORNIA—DEPARTMENT OF PUBLIC HEALTH		

THIS CHILD — NAME OF CHILD—FIRST NAME: **LORNA** — MIDDLE NAME: **DIANE** — LAST NAME: **MONTGOMERY**

SEX	THIS BIRTH SINGLE, TWIN OR TRIPLET	IF TWIN OR TRIPLET, THIS CHILD WAS BORN 1ST, 2ND, 3RD	DATE OF BIRTH—MONTH, DAY, YEAR	HOUR
Female	Single	—	November 1 1958	12:49 A.

PLACE OF BIRTH — PLACE OF BIRTH—NAME OF HOSPITAL: Kaiser Foundation Hospital 4528 — STREET ADDRESS: 280 West MacArthur Blvd.

CITY OR TOWN: Oakland — COUNTY: Alameda

MOTHER OF CHILD — MAIDEN NAME OF MOTHER—FIRST NAME: Vertie — MIDDLE NAME: Lee — LAST NAME: Hall — COLOR OR RACE OF MOTHER: Negro

AGE OF MOTHER: 27 — BIRTHPLACE: Louisiana — MAILING ADDRESS OF MOTHER: As given below

USUAL RESIDENCE OF MOTHER — STREET ADDRESS: 10500 Pippin 15-68

CITY OR TOWN: Oakland — COUNTY: Alameda — STATE: California

INSIDE CITY CORPORATE LIMITS: X

FATHER OF CHILD — NAME OF FATHER—FIRST NAME: Oscar — MIDDLE NAME: — — LAST NAME: Montgomery — COLOR OR RACE OF FATHER: Negro

AGE OF FATHER: 37 — BIRTHPLACE: Louisiana — PRESENT OR LAST OCCUPATION: Laborer — KIND OF INDUSTRY OR BUSINESS: Southern Pacific

INFORMANT'S CERTIFICATION — Signature: Vertie L. Montgomery — DATE SIGNED BY INFORMANT: November 3 1958

ATTENDANT'S CERTIFICATION — Signature: James A. Bryan, MD — ADDRESS: Oakland, California

REGISTRAR'S CERTIFICATION — Signature: James C. Malcolm, MD — DATE RECEIVED BY LOCAL REGISTRAR: NOV 5 1958

CERTIFIED COPY OF VITAL RECORD
STATE OF CALIFORNIA, COUNTY OF ALAMEDA

This is a true and exact reproduction of the document officially registered and placed on file in the office of the Alameda County Clerk-Recorder.

DATE ISSUED: AUG 21 2019

0 0 0 0 7 1 2 0 0



Melissa Wilk
COUNTY CLERK-RECORDER

OFFICE OF RECORDER

COUNTY OF ALAMEDA

OAKLAND, CALIFORNIA

3615

LICENSE AND CERTIFICATE OF MARRIAGE

MUST BE LEGIBLE — MAKE NO ERASURES, WHITEOUTS, OR OTHER ALTERATIONS

STATE FILE NUMBER | LOCAL REGISTRATION NUMBER

GROOM PERSONAL DATA

1A. NAME OF GROOM — FIRST GIVEN	1B. MIDDLE	1C. LAST (FAMILY)	2. DATE OF BIRTH — MONTH, DAY, YEAR
GREGORY	LEE	FISHER	07/12/1951

3A. RESIDENCE — STREET AND NUMBER	3B. CITY	3C. ZIP CODE	3D. COUNTY	4. STATE OF BIRTH
1014 21ST ST	OAKLAND	94607	ALAMEDA	CALIFORNIA

5. MAILING ADDRESS	6. NUMBER OF PREVIOUS MARRIAGES	7A. LAST MARRIAGE ENDED BY	7B. DATE
N/A	0	☐ DEATH ☐ DISSOLUTION ☐ ANNULMENT	

8A. USUAL OCCUPATION	8B. USUAL KIND OF BUSINESS OR INDUSTRY	9. EDUCATION — YEARS COMPLETED
BUSSINESS MAN	CLOTHING	13

10A. FULL NAME OF FATHER	10B. STATE OF BIRTH	11A. FULL MAIDEN NAME OF MOTHER	11B. STATE OF BIRTH
CHARLES FISHER	LOUISIANA	EULA MAE JAMES	LOUISIANA

BRIDE PERSONAL DATA

12A. NAME OF BRIDE — FIRST GIVEN	12B. MIDDLE	12C. CURRENT LAST (FAMILY)	12D. MAIDEN LAST (FAMILY)	13. DATE OF BIRTH
LORNA	DIANE	SANYERS	MONTGOMERY	11/01/1958

14A. RESIDENCE — STREET AND NUMBER	14B. CITY	14C. ZIP CODE	14D. COUNTY	15. STATE OF BIRTH
770 BROADWAY #301	OAKLAND	94612	ALAMEDA	CALIFORNIA

16. MAILING ADDRESS	17. NUMBER OF PREVIOUS MARRIAGES	18A. LAST MARRIAGE ENDED BY	18B. DATE
N/A	1	☐ DEATH ☐ DISSOLUTION ☐ ANNULMENT	11/05/1992

19A. USUAL OCCUPATION	19B. USUAL KIND OF BUSINESS OR INDUSTRY	20. EDUCATION — YEARS COMPLETED
MGR.	COMPUTERS	16

21A. FULL NAME OF FATHER	21B. STATE OF BIRTH	22A. FULL MAIDEN NAME OF MOTHER	22B. STATE OF BIRTH
OSCAR MONTGOMERY	LOUISIANA	VERTIE LEE HALL	LOUISIANA

AFFIDAVIT

WE, THE UNDERSIGNED, AN UNMARRIED MAN AND UNMARRIED WOMAN, STATE THAT THE FOREGOING INFORMATION IS CORRECT AND TRUE TO THE BEST OF OUR KNOWLEDGE AND BELIEF, THAT NO LEGAL OBJECTION TO THE MARRIAGE NOR TO THE ISSUANCE OF A LICENSE IS KNOWN TO US, AND HEREBY APPLY FOR A LICENSE AND A CERTIFICATE OF MARRIAGE.

23. SIGNATURE OF GROOM	24. SIGNATURE OF BRIDE
▶ *Gregory Lee Fisher*	▶ *Lorna Diane Sanyers*

LICENSE TO MARRY

AUTHORIZATION AND LICENSE IS HEREBY GIVEN TO ANY PERSON DULY AUTHORIZED BY THE LAWS OF THE STATE OF CALIFORNIA TO PERFORM A MARRIAGE CEREMONY WITHIN THE STATE OF CALIFORNIA TO SOLEMNIZE THE MARRIAGE OF THE ABOVE NAMED PERSONS, REQUIRED CONSENTS FOR THE ISSUANCE OF THIS LICENSE ARE ON FILE.

25A. ISSUE DATE	25B. LICENSE EXPIRES AFTER	25C. LICENSE NUMBER	25D. COUNTY OF ISSUE
09/13/1994	12/12/1994	856663	ALAMEDA
		25E. NAME OF COUNTY CLERK	25F. SIGNATURE OF DEPUTY CLERK
		PATRICK O CONNELL	▶

WITNESSES (ONE REQUIRED)

27A. SIGNATURE OF WITNESS	27B. ADDRESS — STREET AND NUMBER	27C. CITY, STATE AND ZIP CODE
▶	1050 Pippin St	Oakland CA 94603
▶	86 Linden St #4	Oakland CA 94610

CERTIFICATION OF PERSON SOLEMNIZING MARRIAGE

28. I HEREBY CERTIFY THAT THE ABOVE NAMED BRIDE AND GROOM WERE JOINED BY ME IN MARRIAGE IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA.

ON	9 — 17 — 94	28A. SIGNATURE OF PERSON SOLEMNIZING MARRIAGE ▶	28D. RELIGIOUS DENOMINATION OR CLERGY	Non Denom, Prof.
	MONTH DAY YEAR	28C. NAME OF PERSON SOLEMNIZING MARRIAGE	REV. DAVID A. SUGARBAKER	28D. OFFICIAL TITLE MINISTER
AT	BERKELEY, ALAMEDA, CALIFORNIA	28E. MAILING ADDRESS	941 THE ALAMEDA, BERKELEY, CALIF 94707	
	CITY OR TOWN / COUNTY			

LOCAL REGISTRAR OF MARRIAGES (COUNTY RECORDER)

30A. SIGNATURE OF LOCAL REGISTRAR	30B. SIGNATURE OF DEPUTY IF APPLICABLE	31. DATE ACCEPTED FOR REGISTRATION
▶ *Patrick O'Connell*	BY ▶ *deputy* DEPUTY	SEP 27 1994

STATE OF CALIFORNIA, DEPARTMENT OF HEALTH SERVICES, OFFICE OF STATE REGISTRAR



11/05/2019



LORNA DIANE FISHER



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